Exhibit 99.1

For Immediate Release: May 9, 2022

Attention: Business Editors

VERSABANK ANNOUNCES APPOINTMENT OF RICHARD JANKURA TO BOARD OF DIRECTORS AND RETIREMENT OF LONG-TIME DIRECTOR, RICHARD CARTER

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a leader in digital banking and cyber security solutions, today announced, the appointment of Richard Jankura, CA, CPA to its board of directors, and will assume the role of Chair of the Risk Oversight Committee.

Mr. Jankura brings to the VersaBank board more than four decades of experience as a finance and accounting executive with a broad range of senior management and board of director roles with both private and public companies in a diverse range of industries, including financial services, manufacturing, services and software. Mr. Jankura recently held the roles of Corporate Advisor, and Chief Financial Officer of The Jones Healthcare Group, a leading packaging solutions company. Prior to this, he was President and Chief Executive Officer of Delego Software Inc., a provider of secure credit card payment processing solutions for SAP users. Mr. Jankura also held the role of Chief Financial Officer of Discovery Air, as well as multiple senior executive roles at VersaBank, ACS Manufacturing Inc., Comcare Health Services, Ernst & Young Corporate Finance Inc., Working Ventures Canadian Fund Inc., Barclays Bank of Canada and Bank of Montreal. Mr. Jankura started his career with Coopers & Lybrand. Mr. Jankura currently chairs the board of directors of Goodwill Industries, Ontario Great Lakes and Renix Inc. and has previously served on the boards of a diverse range of private companies and not-for-profit organizations, including Oak Trust Company as member of the Audit Committee.

“I am very pleased to welcome Mr. Jankura to the VersaBank board,” said the Honourable Thomas A. Hockin, Chair of VersaBank’s board of directors. “Mr. Jankura has a long and distinguished career in business, finance and accounting, including many years in the banking industry. We look forward to his contribution as VersaBank continues to pursue outsized, long-term growth as a leader in digital banking and cyber security solutions."

Mr. Jankura fills the vacancy left by Richard (Dick) Carter, who is retiring from the Bank’s board of directors. Mr. Carter has been a director of VersaBank since 2014, and prior thereto served as an Audit Partner for the Bank’s auditor, KPMG.

“On behalf of the Board, I would like to thank Mr. Carter for his many years of service on the VersaBank board, as well as for his role as our Audit Partner,” said David Taylor, President and Chief Executive Officer, VersaBank. “Dick has been a tremendous asset to the board as VersaBank has blazed new trails in digital banking in Canada, and with our most recent entry into the U.S. market with our proven Point-of-Sale Financing solution. I know I speak for the entire board when I wish him well with his future endeavours.”

Current VersaBank director Paul Oliver will assume the role of Chair of the Audit committee, which became vacant with Mr. Carter’s retirement from the board.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and on NASDAQ under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VB.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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